

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2021

Gary Bechtel
Chief Executive Officer
Red Oak Capital Fund V, LLC
625 Kenmoor Avenue SE, Suite 200
Grand Rapids, Michigan 49546

      Re: Red Oak Capital Fund V, LLC
           Registration Statement on Form 1-A POS
           Filed August 13, 2021
           File No. 024-11263

Dear Mr. Bechtel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melanie Singh at (202) 551-4074 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction